FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated October 27, 2021

Commission File Number 1-14878

GERDAU S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

Av. Dra. Ruth Cardoso, 8,501 – 8° andar

São Paulo, São Paulo - Brazil CEP 05425-070

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 27, 2021

GERDAU S.A.

By:	/s/ Harley Lorentz Scardoelli
Name:	Harley Lorentz Scardoelli
Title:	Investor Relations Director

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	GERDAU S.A. Condensed consolidated interim financial statements as of September 30, 2021